United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HollyFrontier Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3876	75-1056913
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2828 N. Harwood, Suite 1300 Dallas, Texas	75201-1507
(Address of principal executive offices)	(Zip Code)

Vaishali S. Bhatia Senior Vice President and General Counsel HollyFrontier Corporation (214) 871-3555
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1 - Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

As provided for in the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available under the Investor Relations page at http://www.hollyfrontier.com. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02     Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01     Exhibits

Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HOLLYFRONTIER CORPORATION
(Registrant)

By:    /s/ Richard L. Voliva III
Richard L. Voliva III
Executive Vice President and Chief Financial Officer
May 28, 2020

EXHIBIT INDEX

Exhibit	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2019.